Exhibit 99.3
Satyam welcomes Government’s move to appoint Directors
Hyderabad, INDIA, January 9, 2009: Satyam Computer Services Limited (NYSE: SAY) today received a formal communication from the Government of India announcing the decision to nominate up to 10 persons of eminence, to its Board.
The current Board has been suspended and the Board meeting originally scheduled for 10th Jan 2009 has been cancelled.
The new Board is expected to meet within 7 days of its constitution and take necessary immediate action to ensure uninterrupted operations and restore stakeholder confidence.
Welcoming the landmark decision, the company spokesperson stated, that it will go a long way in restoring the confidence of 53,000 employees and their families, 300,000 shareholders and 650 customers across the globe.
The company confirmed that the Interim CEO, Mr. Ram Mynampati had earlier written on behalf of the Board to SEBI, Company Law Board, IT Secretary and to Trade bodies like NASSCOM and CII, seeking their recommendations to nominate a representative of their choice, to the Board, as Independent Directors.
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US	Melissa Baratta mbaratta@ricochetpr.com +1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484

Reshma Wad Jain Reshma@wer1.net +65-98-140-507